SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13d-1(b)(c), AND
                        (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*


                        Falcon Financial Investment Trust
                   ------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                   ------------------------------------------
                         (Title of Class of Securities)


                                    306032103
                         ------------------------------
                                 (CUSIP Number)


                                December 31, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(x) Rule 13d-1(b)
( ) Rule 13d-(c)
( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 11 Pages

CUSIP No. 306032103                    13G                     Page 2 of 9 Pages


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Teachers Insurance and Annuity Association of America (TIAA),
         on behalf of the TIAA Real Estate Account
       I.R.S. #  Not Applicable

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) ( )
                                                            (b) (X)
       See Exhibit A Attached

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

       5.     SOLE VOTING POWER              400,000

       6.     SHARED VOTING POWER            None

       7.     SOLE DISPOSITIVE POWER         None

       8.     SHARED DISPOSITIVE POWER       None

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   400,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*                                           (  )

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        2.8357%

12.    TYPE OF REPORTING PERSON*

                          IC

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 306032103                    13G                     Page 3 of 9 Pages


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       TIAA-CREF Life Funds
       I.R.S. #02-0632161 (Real Estate Securities Fund)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) ( )
                                                            (b) (X)
       See Exhibit A Attached

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

       5.     SOLE VOTING POWER            50,000

       6.     SHARED VOTING POWER          None

       7.     SOLE DISPOSITIVE POWER       None

       8.     SHARED DISPOSITIVE POWER     50,000
              (shared with its investment adviser, Teachers Advisors, Inc.)

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     50,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*                                     (  )


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     0.3545%

12.    TYPE OF REPORTING PERSON*

                     IV

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 306032103                    13G                     Page 4 of 9 Pages


1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       TIAA-CREF Institutional Mutual Funds
       I.R.S. #52-2366622 (Real Estate Securities Fund)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) ( )
                                                            (b) (X)
         See Exhibit A Attached

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

       5.     SOLE VOTING POWER              400,000

       6.     SHARED VOTING POWER            None

       7.     SOLE DISPOSITIVE POWER         None

       8.     SHARED DISPOSITIVE POWER       400,000
              (shared with its investment adviser, Teachers Advisors, Inc.)

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         400,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*                             ( )

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         0.28357%

12. TYPE OF REPORTING PERSON*

                         IV

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 306032103                    13G                     Page 5 of 9 Pages


Item 1(a).        NAME OF ISSUER:
                       Falcon Financial Investment Trust

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                       15 Commerce Road
                       Stamford, CT 16902

Item 2(a).        NAME OF PERSON FILING:
                       (1) Teachers Insurance and Annuity Association of America ("TIAA")
                       (2)    TIAA-CREF Life Funds ("Life Funds")
                       (3)    TIAA-CREF Institutional Mutual Funds
                              ("Institutional Funds")

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                       (1)    TIAA - 730 Third Avenue
                                   New York, N.Y. 10017
                       (2)    Life Funds - 730 Third Avenue
                                   New York, N.Y. 10017
                       (3)    Institutional Funds - 730 Third Avenue
                                   New York, N.Y. 10017

Item 2(c).        CITIZENSHIP:
                       (1)    TIAA - Incorporated in New York
                       (2)    Life Funds - Incorporated in Delaware
                       (3)    Institutional Funds - Incorporated in Delaware

Item 2(d).        TITLE OF CLASS OF SECURITIES:
                       Common Stock

Item 2(e).        CUSIP NUMBER: 306032103

Item 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),
                  OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)    ( )    Broker or dealer registered under Section 15 of the Exchange Act.
(b)    ( )    Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)    (x)    Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

CUSIP No. 306032103                    13G                     Page 6 of 9 Pages


(d)    (x)    Investment  Company  registered  under Section 8 of the Investment
              Company Act.

(e)    ( )    An investment adviser in accordance with  Rule 13d-1(b)(1)(ii)(E);

(f)    ( )    An employee benefit plan or endowment fund in accordance with Rule
              13d-1(b)(1)(ii)(F);

(g)    ( )    A parent holding company or control person in accordance with Rule
              13d-1(b)(1)(ii)(G);

(h)    ( )    A  savings  association  as defined in Section 3(b) of the Federal
              Deposit Insurance Act;

(i)    ( )    A  church  plan  that  is  excluded  from  the  definition  of  an investment  company  under  Section  3(c)(14)  of  the  Investment
              Company Act;

(j)    (x)    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. (x)


Item 4.  OWNERSHIP.

(1)      TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA
         (a)    Amount Beneficially Owned: 400,000
         (b)    Percent of Class: 2.8357%

         (c) The Board of Trustees of TIAA, an insurance company, has sole power to vote 400,000 shares of common stock and authority to direct the disposition of the 400,000 shares of common stock on behalf of the TIAA Real Estate Account, a separate account of TIAA.

(2)      TIAA-CREF LIFE FUNDS
         (a)    Amount Beneficially Owned: 50,000
         (b)    Percent of Class: 0.3545%

         (c) The Board of Trustees of the Life Funds', an investment company, has sole power to vote 50,000 shares of common stock, and authority to direct the disposition of the 50,000 shares of common stock. Teachers Advisors, Inc., the Life Funds' investment adviser, is authorized to sell the 50,000 shares on behalf of the Life Funds in its discretion, subject to the ultimate authority of the Life Funds Board of Trustees.

(3)      TIAA-CREF INSTITUTIONAL MUTUAL FUNDS
         (a)    Amount Beneficially Owned: 400,000
         (b)    Percent of Class: 2.8357%
         (c) The Board of Trustees of the Institutional Funds, an investment company, has sole power to vote 400,000shares of common stock, and authority to direct the disposition of the 400,000 shares of common stock. Teachers Advisors, Inc., the Institutional Funds' investment adviser, is authorized to sell the 400,000 shares on behalf of the Institutional Funds in its discretion, subject to the ultimate authority of the Institutional Funds' Board of Trustees.

CUSIP No. 306032103                    13G                     Page 7 of 9 Pages


Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                    Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                    Not Applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            See attached Exhibit A.

Item 9.     NOTICE OF DISSOLUTION OF GROUP: Not Applicable

Item 10.    CERTIFICATION.
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 306032103                    13G                     Page 8 of 9 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 6, 2004

                                       TEACHERS INSURANCE AND ANNUITY
                                       ASSOCIATION OF AMERICA


                                       By: /s/ STEWART GREENE
                                           -------------------------------------
                                           Stewart Greene
                                           Chief Counsel, Securities Law


                                       TIAA-CREF LIFE FUNDS

                                       By: /s/ STEWART GREENE
                                           -------------------------------------
                                           Stewart Greene
                                           Chief Counsel, Securities Law


                                       TIAA-CREF INSTITUTIONAL MUTUAL FUNDS

                                       By: /s/ STEWART GREENE
                                           -------------------------------------
                                           Stewart Greene
                                           Chief Counsel, Securities Law

                                    EXHIBIT A

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


Teachers Insurance and Annuity Association of America - IC
TIAA-CREF Life Funds - IV
TIAA-CREF Institutional Mutual Funds - IV

Teachers Insurance and Annuity Association of America, TIAA-CREF Life Funds and TIAA-CREF Institutional Mutual Funds (the "Reporting Persons") are filing as a group because TIAA, which manages the assets of its separate account, the TIAA Real Estate Account, is the parent company and uses some of the same investment personnel for its REIT investments as Teachers Advisors, Inc., the investment adviser for TIAA-CREF Life Funds and TIAA-CREF Institutional Mutual Funds. However, because separate investment decisions are made with respect to the respective portfolio holdings of each of the Reporting Persons and there is no oral or written agreement or arrangement among the Reporting Persons with respect to acquisition, voting, disposition or otherwise of their securities, each Reporting Person disclaims beneficial ownership of the others' securities holdings and disclaims its membership in a group with the other Reporting Person, where the purpose of the group is to acquire control of or influence management of the issuer.